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SEC

22007074

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER

8-30417

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___July 1, 2021___ AND ENDING___June 30, 2022___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Money Management Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Channel Marker Way, Suite 101

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Grasonville   MD   21638
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ernest O Brittinghjam Jr   (410) 827-4005
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY, LLP (PCAOB #1195)
(Name – if individual, state last, first, middle name)

955 Mt Hermon Rd   Salisbury   MD   21804
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest O Brittingham, Jr _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

International Money Management Group, Inc. _____ , as

of June 30th _____ , 20 22 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Joan Trudy Lee
NOTARY PUBLIC
Talbot County
State of Maryland
My Commission Expires
May 17, 2028

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



955 Mount Hermon Road
Salisbury, Maryland 21804

Phone   (410) 742-1328
Fax   (410) 742-6855
Web   www.uhy-us.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
International Money Management Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Money Management Group, Inc. (a Maryland corporation) as of June 30, 2022, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Money Management Group, Inc. as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of International Money Management Group, Inc. as of June 30, 2021, were audited by TGM Group LLC, who merged with UHY LLP as of January 3, 2022, and whose report dated August 24, 2021, expressed an unmodified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of International Money Management Group, Inc.'s management. Our responsibility is to express an opinion on International Money Management Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to International Money Management Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

A member of UHY International, a network of independent accounting and consulting firms

Auditors' Report on Supplemental Information

The supplemental information listed below and the related notes to the supplemental schedules have been subjected to audit procedures performed in conjunction with the audit of International Money Management Group, Inc.'s financial statements.

- Schedule I – Computation of Net Capital Under SEC Rule 15c3-1
- Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption)
- Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)

The supplemental information is the responsibility of International Money Management Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as International Money Management Group, Inc.'s auditor since 2007.

Salisbury, Maryland

September 2, 2022

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2022 and 2021

	2022		2021
ASSETS			
Cash and cash equivalents	$ 42,447	$	51,309
Deposits with clearing organizations	50,000		50,000
Commissions receivable	3,049		15,659
Service fees receivable	45,182		55,028
Other assets	8,120		8,231
Deferred tax asset	11,295		11,281
Total assets	$ 160,093	$	191,508
LIABILITIES			
Commissions payable	$ 19,835	$	43,374
Service fees payable	31,627		38,520
Due to affiliate - BIC	28,446		29,491
Total liabilities	79,908		111,385
STOCKHOLDER'S EQUITY			
Capital stock, $.05 par value, 2,000.000 shares authorized,			
271,136 shares issued and outstanding	$ 13,555	$	13,555
Additional paid-in capital	74,443		74,443
Retained earnings (Accumulated deficit)	(7,813)		(7,875)
Total stockholder's equity	80,185		80,123
Total liabilities and stockholder's equity	$ 160,093	$	191,508

The Notes to Financial Statements are an integral part of these financial statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF INCOME
For the Years Ended June 30, 2022 and 2021

	2022	2021
REVENUES		
Mutual fund	$ 333,199	$ 300,656
Stock and bond	111,810	137,159
Variable annuity and pension	60,397	65,367
Life insurance	4	27
FDIC Fees	-	25
Total revenues	505,410	503,234
EXPENSES		
Commissions and bonuses	269,407	297,099
Overhead	158,898	139,830
Licensing and insurance	11,849	2,468
Professional fees	9,748	5,978
Clearing	54,743	57,069
Miscellaneous	717	617
Total expenses	505,362	503,061
OTHER EXPENSE		
Interest, net	-	87
Total other expense	-	87
Net Income Before Income Taxes	48	86
Provision for income tax benefit (expense)	14	(26)
NET INCOME	$ 62	$ 60

The Notes to Financial Statements are an integral part of these financial statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2022 and 2021

| | Capital stock | | Additional | Retained Earnings (Accumulated | | |
	Shares	Amount	paid-in capital	Deficit)		Total
Balances, June 30, 2020	271,136	$ 13,555	$ 74,443	$ (7,935)	$	80,063
Net Income	-	-	-	60		60
Balances, June 30, 2021	271,136	$ 13,555	$ 74,443	$ (7,875)	$	80,123
Net Income	-	-	-	62		62
Balances, June 30, 2022	271,136	$ 13,555	$ 74,443	$ (7,813)	$	80,185

The Notes to Financial Statements are an integral part of these financial statements

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 62	$ 60
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Provision benefit for income taxes	(14)	26
Decrease (increase) in commissions receivable	12,610	(8,146)
Decrease (increase) in service fees receivable	9,846	(11,364)
Decrease (increase) in other assets	111	(298)
Increase (decrease) in commissions payable	(23,539)	29,487
Increase (decrease) in service fees payable	(6,893)	7,955
Increase (decrease) in due to affiliate - BIC	(1,045)	5,906
Net cash (used in) provided by operating activities	(8,863)	23,626
Net (decrease) increase in cash	(8,863)	23,626
Cash, beginning of fiscal year	51,309	27,683
Cash, end of fiscal year	$ 42,447	$ 51,309

The Notes to Financial Statements are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

Note 1. The Company and Its Significant Accounting Policies

Description of Business

International Money Management Group, Inc. (The Company) was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The Company maintains its books and records on an accrual basis to conform with accounting principles generally accepted in the United States of America and FINRA requirements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

The Company files its Federal and State income tax returns on a cash basis. The Company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

Commissions Receivable

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Commissions receivable also includes receivables from the Company's clearing organization, including commissions receivable from unsettled trades as of June 30.

During 2021, the Company adopted Accounting Standards Update 2016-13 (Topic 326). In accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*, the Company accounts for estimated credit losses on financial assets at an amortized cost basis. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. The Company had no past due or non-accrual receivables as of June 30, 2022 or 2021. Management believes that all receivables were fully collectible; therefore, no allowance for credit losses was recognized at June 30, 2022 or 2021, and no provision for credit losses was recorded for the years ended June 30, 2022 and 2021.

11

Note 1. The Company and its Significant Accounting Policies (Continued)

Commissions Payable

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

Officers Commission

In accordance with an agreement between International Money Management Group, Inc. and the officers of the Company, the officers are paid commissions at 49.5% each (total of 99%) of net adjusted income after paying all broker/dealer direct expenses, associate commissions, and overhead expenses (see Note 3). At June 30, 2022 and 2021 there was an officer commission payable included in commissions payable of $4,223 and $20,857, respectively. Officers' commission expense totaled $ 11,385 and $59,857 for the years ended June 30, 2022 and 2021, respectively.

Commission Revenues

The Company earns commissions that are transaction based and are recognized at the point in time that the transaction is executed, i.e., the trade date. Trades are considered optional, and there are no minimum trades stipulated in the customer contract. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Service Fee Revenues

Service fee revenues relate to direct (application way) mutual fund business and are recognized when earned. Up-front distribution fees are generally a fixed percentage of the share price, and the transaction price is fixed at the date the shares are sold to the investor. Ongoing trailing fees are generally variable. The fees are calculated as a fixed percentage of the then-current share value or net asset value and received on an ongoing basis, as long as the investor remains invested in the fund.

The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Service fee receivables and payables relate to direct (application way) mutual fund business. These estimated fees are based on historical collection factors, and recorded as receivables when deemed earned, and amounts estimated to be due to representatives (approximately 70%) are recorded as payables at the same time. During 2022 and 2021, the Company adjusted the estimated fees recorded as receivables and estimated amounts due to representatives recorded as payables on a monthly basis. Management believes these estimates are reasonable based on its long history with various mutual funds and will collect the fees over a 30 to 120 day time frame.

12

Note 1. The Company and its Significant Accounting Policies (Continued)

Financial Statement Presentation

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation. Stockholder's equity is unchanged due to these reclassifications.

Note 2. Due To/From Affiliate

In accordance with an agreement The Company has with Bayview Financial Group, Inc., an affiliate; indirect expenses relating to its business activities are payable to the affiliate for overhead expense items. The indirect expenses are based on the Company's proportionate share of overall expenses. Overhead expense for the years ended June 30, 2022 and 2021 was 158,898 and $139,830, respectively.

The Company receives monthly management service fee income that is payable to its affiliate, Bayview Investment Counsel, Inc. There was an amount due to Bayview Investment Counsel, Inc. at June 30, 2022 and 2021 of $28,446 and $29,491, respectively.

Note 3. Related Parties

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

The Company pays all overhead expenses to Bayview Financial Group, Inc. The Company operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 50% owned by Mr. Brittingham and 50% by Wayne Humphries, President and Vice President of International Money Management Group, Inc., respectively.

The Company conducts securities transaction services for those client portfolios that are managed by Bayview Investment Counsel, Inc. Bayview Investment Counsel, Inc. is owned 50% by Ernest Brittingham and 50% by Wayne Humphries.

Note 4. Income Taxes

The components of the provision (benefit) for income tax for the year ended June 30, 2022 and 2021 are as follows:

	2022	2021
Current income taxes:	$ -0-	$ -0-
Income tax receivable:	-0-	-0-
Deferred income taxes:	(14)	26
Income tax(benefit) provision	$ (14)	$ 26

The components of net deferred income tax are as follows at June 30, 2022 and 2021.

Deferred tax asset:	2022	2021
Commission and service fee payables	$ 15,053	$ 23,953
Net operating loss carryforward	12,699	10,412
	$ 27,752	$ 34,365
Deferred tax liability:		
Commission and service fee receivables	$ (16,457)	$ (23,084)
	$ (16,457)	$ (23,084)
Reflected in the balance sheet as a:		
Net deferred tax asset	$ 11,295	$ 11,281

No valuation allowance has been provided for the deferred tax assets, as management believes that the payables and net operating loss will be fully realized in future periods.

Certain transactions of the Company may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for Federal income tax purposes may differ from net income in these financial statements.

Accounting Standards for income taxes prescribes when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, it is more likely than not that those income tax positions would be sustained.

Based on that evaluation, if it were not more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, The Company would recognize them as operating expenses.

Note 4. Income Taxes (Continued)

No interest or penalties have been accrued or charged to expense as of June 30, 2022.

The Company's Federal and Maryland tax returns for tax years 2019, 2020, and 2021 are subject to examination, generally for three years after they are filed.

At June 30, 2022 and 2021, The Company had $43,415 and $35,599, respectively, of net operating loss carryforwards for income tax purposes. The net operating loss that occurred prior to December 31, 2017, will expire in 2036. Any deductions from income will be allowed at 100% until fully used. Any net operating losses occurring after January 1, 2018, will be deducted at 80% and carried forward indefinitely. The prior to December 31, 2017 balance of $4,102 will be carried forward to future tax years estimating deferred federal tax asset of $861 and deferred state tax asset of $338. The balance occurring after January 1, 2018 of $39,313 will be carried forward to future tax years estimating deferred federal tax asset of $8,257 and deferred state tax asset of $3,243.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. At June 30, 2022, the Company had net capital of $51,473 which was $46,416 in excess of its required amount of $5,327.

Note 6. Subsequent Events

The Company has evaluated subsequent events through September 2, 2022, the date the financial statements were available to be issued.

SUPPLEMENTAL FINANCIAL INFORMATION

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2022

Net capital		
Total stockholders' equity	$	80,185
Deductions:		
Non-allowable assets:		
Service fees, net		9,027
Other assets		19,415
Total non-allowable assets		28,442
Net capital	$	51,743
Aggregate indebtedness		
Items included in statement of financial position:		
Commissions payable	$	19,838
Service fees payable		31,627
Due to affiliate		28,443
Income taxes payable		-
Total aggregate indebtedness	$	79,908
Computation of required net capital		
Minimum net capital required; 6-2/3% of aggregate debt ($5,327)		
or $5,000. whichever is greater	$	5,327

See Report of Independent Registered Public Accounting Firm

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2022 and 2021

	2022	2021
Customer funds held in excess	$ -	$ -
Amount in reserve bank account	$ -	$ -

See Report of Independent Registered Public Accounting Firm

Schedule III
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2022

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

See Report of Independent Registered Public Accounting Firm

NOTES TO SUPPLEMENTAL SCHEDULES

Note 1. Reconciliation of Schedule I

Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (FOCUS) for the period ended June 30, 2022.

Net capital per June 30, 2022 FOCUS report	$	51,743
Year-end adjustments		-
Net capital per Schedule I	$	51,743

Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, there are no material differences with regard to the above reconciliation and the FOCUS report for the period ended June 30, 2022.

OTHER INFORMATION


UHY LLP
Certified Public Accountants

955 Mount Hermon Road
Salisbury, Maryland 21804

Phone   (410) 742-1328
Fax   (410) 742-6855
Web   www.uhy-us.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON EXEMPTION STATEMENT UNDER RULE 15c3-3

To the Board of Directors and Stockholders
International Money Management Group, Inc.

We have reviewed management's statements, included in the accompanying Statement Regarding Exemption Report Under Rule 15c3-3, in which (1) International Money Management Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Money Management Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) International Money Management Group, Inc. stated that International Money Management Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. International Money Management Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Money Management Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Salisbury, Maryland
September 2, 2022

A member of UHY International, a network of independent accounting and consulting firms

IMMG

International Money Management Group, Inc. – Investment Bankers – Member FINRA – SIPC
Wells Cove
110 Channel Marker Way, Suite #101
Grasonville, MD 21638
Phone: (410) 827-4005 Fax: (410) 827-0797

Statement Regarding Exemption Report Under Rule 15c3-3

July 20, 2022

Broker Dealer:
International Money Management Group, Inc.
110 Channel Marker Way, Suite #101
Grasonville, MD 21638
Web CRD #14367

International Money Management Group, Inc. claims exemption from Rule 15c3-3 under provision (k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. This exemption was met throughout the most recent fiscal year without exception.

Ernest (Chip) O. Brittingham, Jr.
President
(410) 827-4005 chip@immgki.com

JTL (Rule15c-3ExemptionStatement07-20-2022.docx)



UHY LLP
Certified Public Accountants

955 Mt. Hermon Road
Salisbury, MD 21804
Phone: 410-742-1328
Fax: 410-742-6855

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON THE GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)</u>

To the Board of Directors
International Money Management Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by International Money Management Group, Inc. and the SIPC, solely to assist you and SIPC in evaluating International Money Management Group Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. International Money Management Group Inc.'s management is responsible for its Form SIPC-7 and for its compliance with the applicable instructions of Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2022, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Salisbury, Maryland
September 2, 2022

INTERNATIONAL MONEY
MANAGEMENT GROUP, INC.

AUDIT COMMUNICATIONS

JUNE 30, 2022

CONTENTS

I. REQUIRED COMMUNICATIONS TO THOSE
    CHARGED WITH GOVERNANCE



September 2, 2022

To the Board of Directors
International Money Management Group, Inc.

In connection with our audit of the financial statements and supplemental information of International Money Management Group, Inc. for the year ended June 30, 2022, we will issue our report thereon dated September 2, 2022. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2022. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by International Money Management Group, Inc. in its 2022 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for commission revenues, service fee revenues, commissions receivable and payable, related party transactions, income taxes, and net capital requirements. These policies are considered critical due to their importance to the financial reporting and business practices of the Company.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on the financial condition or operating performance is material.

The Company's critical accounting estimate affecting the financial statements was:

> Management's estimate of the service fees receivable and payable related to trailing fees from direct mutual fund business and are recorded when deemed earned and payable to representatives. Service fees receivable are based on average commissions earned, and service fees payable are based on average commissions paid to registered representatives. We evaluated the key factors and assumptions used to develop the service fees receivable and payable estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The financial statements and the related disclosures are in conformity with generally accepted accounting principles. We noted no bias in management's judgment reflected in the financial statements or the related disclosures regarding the company's significant accounting policies and practices. We proposed no adjustments to the related disclosures that management did not make. We noted no estimates that indicate possible management bias.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. We did not identify any misstatements, other than those that are clearly trivial, as a result of our auditing procedures and there are no uncorrected misstatements.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed with you our opinion on the financial statements, the basis for opinion, and the supplemental information.

Exceptions to Exemption Provisions

In connection with our review of the Company's Statement Regarding Exemption Report Under Rule 15c3-3, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents supplemental schedules and notes to the supplemental schedules that accompany the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Board of Directors and management of International Money Management Group, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

UHY LLP

Salisbury, Maryland

II.   COMMUNICATION RELATED TO INTERNAL CONTROL OVER FINANCIAL
REPORTING


UHY LLP
Certified Public Accountants

September 2, 2022

Board of Directors
International Money Management Group, Inc.

In planning and performing our audit of the financial statements of International Money Management Group, Inc. as of and for the year ended June 30, 2022, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any control deficiencies that we believe to be material weaknesses.

This letter is intended solely for the information and use of the Board of Directors and management of International Money Management Group, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

UHY LLP

Salisbury, Maryland

III.   LETTER RECONFIRMING THE FIRM'S INDEPENDENCE


UHY LLP
Certified Public Accountants

September 2, 2022

Board of Directors
International Money Management Group, Inc.

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

We are not aware of any relationships as of July 1, 2021 and through September 2, 2022 that are relevant to our audit of the Company's financial statements and internal control over financial reporting for the year ended June 30, 2022.

We reconfirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company.

This letter is intended solely for the use of the Board of Directors and management of International Money Management Group, Inc. in your consideration of our independence as auditors, and should not be used for any other purpose.

Very truly yours,

UHY LLP

Salisbury, Maryland